SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                           --------------------------
                          SHELBOURNE PROPERTIES II, INC.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    821374105
                      (CUSIP Number of Class of Securities)

                            Keith L. Schaitkin, Esq.
                            Associate General Counsel
                                Legal Department,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable      Amount of Filing Fee:  Not applicable

// Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable              Filing Party: Not applicable
Form or registration no.: Not applicable            Date Filed: Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third-party tender offer subject to Rule 14d-1.

/ /      issuer tender offer subject to Rule 13e-4.

/ /      going-private transaction subject to Rule 13e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         On July 29, 2002, Carl C. Icahn issued a press release; a copy of the press release is filed as Exhibit 1 hereto and is incorporated herein by reference.

IMPORTANT INFORMATION: REGISTRANTS HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, REGISTRANTS WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, ONE WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

                                                                   Exhibit 1

                      Icahn Led Group to Make Tender Offer
               For Shares of Shelbourne Properties I, II and III.
                 Price Exceeds HX Investor's Prior Offer by 10%;
                           Reduces Liquidation Costs.


New York, NY, July 29, 2002 - Investor Carl C. Icahn today announced that his related companies, together with outside investors, are prepared to initiate competing tender offers (the "Icahn Offers") for shares of Shelbourne Properties I, Inc. (AMEX: HXD), Shelbourne Properties II, Inc. (AMEX: HXE) and Shelbourne Properties III, Inc. (AMEX: HXF) (collectively the "Companies"), as follows:

                  Icahn                     Ashner
                  Purchase Price            Purchase Price      Number of Shares

HXD               $58.30                    $53                 251,785
HXE               $68.20                    $62                 268,444
HYF               $53.90                    $49                 236,631

Mr. Icahn noted that the prices  represent  premiums of  approximately  10%
over the share prices specified in the tender an offers previously announced by HX Investors, L.P., a company affiliated with Michael L. Ashner (the "Ashner Offers"). In order to preserve REIT status, the Icahn Offers will be structured in a manner to assure that no individual exceeds 8% beneficial ownership of each Company.

The Icahn Offers will be on the same terms and conditions as the Ashner Offers and will contemplate that the Companies and their affiliates will enter into agreements substantially similar to those entered into with HX Investors, L.P. and its affiliates, including the grant by the Companies of similar approvals, waivers and consents. However, rather than the charge of 25% of liquidation proceeds included in the HX Investors deal, Icahn indicated that he would accept a reduced amount of 15% which would be structured in a manner to comply with legal requirements applicable to REITs. In that regard, an affiliate of Mr. Icahn is today commencing legal actions challenging the legality of the Ashner Offers, which include allegations concerning the effects that the Ashner Offers and the related 25% liquidation charge may have on the REIT status of the Companies and the after-tax proceeds available to shareholders and the adequacy of the disclosures set forth in the Ashners Offers. The Icahn Offers will not be subject to financing.

Mr. Icahn indicated that his affiliates are prepared to meet immediately with the Companies to complete any necessary documentation. Mr. Icahn stated "I believe that the Shelbourne Board agreed to a deal that does not provide sufficient value to shareholders. The strength of that belief is reflected in my willingness to increase the tender price by 10% above the Ashner Offers approved by the Board and to reduce the liquidation cost. I call on the members of the Shelbourne Board of Directors to act promptly to facilitate the completion of this bid. The Board of Directors should also carefully review the allegations set forth in the litigation being commenced today when considering, as they must, the best interests of shareholders."

The Icahn Offers will be conditioned on the termination of the Stock Purchase Agreements dated as of July 1, 2002 between, among others, the Companies and HX Investors in accordance with their terms and on the designees of HX Investors not being appointed to the Board of Directors of the Companies.

Upon the commencement of any tender offer, the bidders will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. In that event, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange Commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.
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# # # # Contact: Susan Gordon: 212-702-4309